SECURI[TIES AND EXCHANGE COMMISSI]ON

06007746

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 33222

KS 2/25 AB 2/27

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Equity Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St.
(No. and Street)

Bolton (City) MA. (State) 01740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eugene Hayes (978) 779-5361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek & DerAnanian, LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road (Address) Westford, MA. (City) (State) 01886 (Zip Code)

PROCESSED
APR 12 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2006
WASH, D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Equity Services Corp., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene F Hayes Jr
Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT P. AUBREY
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 13, 2012

DELTA EQUITY SERVICES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

DELTA EQUITY SERVICES CORPORATION

INDEX

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

Independent Auditors' Report

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

We have audited the accompanying balance sheets of DELTA EQUITY SERVICES CORPORATION, as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and comprehensive income, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DELTA EQUITY SERVICES CORPORATION as of December 31, 2005 and 2004, and the results of its operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 27, 2006

DELTA EQUITY SERVICES CORPORATION

BALANCE SHEETS

As of December 31, 2005 and 2004

	2005	2004
Assets:		
Current Assets:		
Cash and cash equivalents	$ 1,046,965	$ 844,348
Receivables from clearing brokers	36,000	35,000
Receivables from others	22,557	80,693
Refundable income taxes	1,000	11,500
Deferred charges	6,103	9,688
Total Current Assets	1,112,625	981,229
Fixed assets, net	17,386	14,209
Cash - deposit	103,227	100,927
Other investments	98,550	56,371
Total Assets	$ 1,331,788	$ 1,152,736
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 86,503	$ 177,365
Accounts payable - related party	350	15,958
Commissions payable - registered representatives	677,946	543,434
Deferred revenue	0	30,000
Commissions payable - related party	3,562	2,224
Accrued income taxes	27,750	0
Total Current Liabilities	796,111	768,981
Liabilities subordinated to claims of general creditors	170,000	158,000
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding at December 31, 2005	4,820	10,236
Retained earnings	360,857	262,427
Accumulated Other Comprehensive Income (Loss):		
Unrealized loss on securities	0	(39,679)
Treasury stock, 250 shares, at cost (2004)	0	(7,229)
Total Stockholder's Equity	365,677	225,755
Total Liabilities and Stockholder's Equity	$ 1,331,788	$ 1,152,736

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions	$ 10,650,502	$ 8,559,117
Other	11,833	15,313
	10,662,335	8,574,430
Expenses:		
Commissions and clearing costs	8,136,624	6,398,365
Commissions - related parties	93,938	83,964
	8,230,562	6,482,329
Other operating expenses	739,944	580,059
Other operating expenses - related party	1,487,992	1,220,547
	2,227,936	1,800,606
Communications	94,359	83,851
Occupancy - related party	102,000	102,000
Occupancy and equipment rental	8,802	3,821
Depreciation	8,455	4,869
Interest	13,145	12,363
	226,761	206,904
Income (Loss) from Operations	(22,924)	84,591
Other Income:		
Gain on sale of investment	136,057	0
Income before income taxes	113,133	84,591
Provision for income taxes	12,890	26,956
Net Income	$ 100,243	$ 57,635

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2005 and 2004

	Common Stock Number of Shares	Common Stock Issued Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock At Cost	Total Stockholder's Equity
Balance, December 31, 2003	1,046	$ 10,236	$ 204,792	$ (57,973)	250	$ (7,229)	$ 149,826
Net Income			57,635				57,635
Unrealized gain on securities				18,294			18,294
Balance, December 31, 2004	1,046	$ 10,236	$ 262,427	$ (39,679)	250	$ (7,229)	$ 225,755
Net Income			100,243				100,243
Unrealized gain on securities				39,679			39,679
Retirement of treasury shares	(250)	(5,416)	(1,813)		(250)	7,229	0
Balance, December 31, 2005	796	4,820	360,857	0	0	0	365,677

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Years Ended December 31, 2005 and 2004

	2005	2004
Subordinated liabilities at January 1,	$ 158,000	$ 146,000
Increases:		
Capitalization of interest on note	12,000	12,000
Subordinated liabilities at December 31,	$ 170,000	$ 158,000

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

DELTA EQUITY SERVICES CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities:		
Net Income	$ 100,243	$ 57,635
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	8,455	4,869
Gain on sale of investment	(136,057)	0
Interest accrued on subordinated liability	12,000	12,000
(Increase) decrease in investments	0	15,525
(Increase) decrease in accounts receivable	57,136	(62,113)
(Increase) decrease in refundable income taxes	10,500	(3,839)
(Increase) decrease in deferred charges	3,585	1,586
(Increase) decrease in cash - deposit	(2,300)	(377)
Increase (decrease) in deferred revenue	(30,000)	30,000
Increase (decrease) in accounts payable and accrued expenses	57,130	6,725
Net Adjustments	(19,551)	4,376
Net Cash Provided by Operations	80,692	62,011
Cash Flows from Investing Activities:		
Proceeds from sale of investment	201,057	0
Purchase of fixed assets	(11,632)	(12,977)
Exercise of warrants	(67,500)	0
Net Cash Provided (Used) by Investing Activities	121,925	(12,977)
Net Increase in Cash and Cash Equivalents	202,617	49,034
Cash and cash equivalents - January 1,	844,348	795,314
Cash and cash equivalents - December 31,	$ 1,046,965	$ 844,348
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest	$ 1,145	$ 363
Income taxes paid	$ 5,200	$ 38,456

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Delta Equity Services Corporation (the Company) is located in Bolton, Massachusetts. The Company is a registered Broker and Dealer in securities, and conducts business on a fully-disclosed basis over a nation-wide network of registered representatives. The Company offers services in stocks, bonds, and mutual funds to retail clients. The Company is subject to the regulations of certain Federal and state agencies, and undergoes periodic examinations by the National Association of Securities Dealers, Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Recognition of Income
Commissions earned on securities transactions and related income and expenses are recorded on a settlement date basis, an industry standard.

Concentration of Credit Risk
The Company maintains a cash balance at a Bolton, MA bank, and at December 31, 2005, that balance was $49,326. The balance was fully insured up to $100,000 by the Federal Deposit Insurance Corporation.

Management Fees
The Company pays monthly management fees to Andover Capital Corporation, a related corporation wholly-owned by Raymond L. Grenier, the president and sole shareholder of the Company, under a management contract (See Related Party Transactions, Note 7). The fees provide compensation for supervisory responsibilities, and for any operational and overhead expenses incurred. These fees, in addition to the expenses incurred by Andover Capital Corporation in connection with the Company's broker and dealer business, shall include 100% of the Company's first $50,000 in pre-tax profits, 50% of its pre-tax profits below $200,000, and 25% of any pre-tax profits over $200,000.

Note 1. Summary of Significant Accounting Policies - continued

Allowance for Doubtful Accounts
Management believes that accounts receivable are fully collectible; thus, an allowance for potentially doubtful accounts was not considered necessary at December 31, 2005 or at December 31, 2004.

Income Taxes
In accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," the Company computes its future income tax payments, using current tax rates, on temporary differences resulting from the different periods in which events are recognized in the financial statements and in the income tax returns. SFAS No. 109 requires deferred tax assets and liabilities to be adjusted when tax rates or other provisions of the income tax laws change. The Company provides for income taxes based upon pre-tax earnings at applicable Federal and state corporate income tax rates. Thus, current income taxes are provided for on taxable income. There were not any significant differences in the timing of recognition of transactions for financial and income tax reporting purposes for the years ended December 31, 2005 and 2004.

Depreciation
Depreciation is provided for on a straight-line basis using the estimated useful lives of the related assets. The Company's fixed assets at December 31, 2005, and at December 31, 2004, were comprised entirely of computer and office equipment with estimated useful lives of three years (See Fixed Assets, Note 3).

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Cash - Deposit

This account represents security deposits required by its clearing brokerage firm. Interest earned on such deposits can be drawn upon by the Company.

Note 3. Fixed Assets

The Company's fixed assets consisted of:

	2005	2004
Computer and office equipment	$ 45,320	$ 33,688
Less accumulated depreciation	(27,934)	(19,479)
Fixed assets, net	$ 17,386	$ 14,209

Depreciation expense for the years ended December 31, 2005 and 2004 was $8,455 and $4,869, respectively.

Note 4. Other Investments

At December 31, 2005, the Company's other investments were comprised of equity securities classified as available for sale. Marketable securities considered available for sale are recorded in the financial statements at fair market value, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The corresponding unrealized gain or loss in the fair market value in relation to cost is accounted for as a separate item in the stockholder's equity section of the balance sheet. Realized gains and losses of available for sale securities are determined using the specific identification method and are included in earnings. These securities were made available to the Company in a private placement offering made by National Association of Securities Dealers, Inc. to its member firms. The warrants to purchase shares of stock are exercisable at various dates beginning on June 28, 2002. Investment amounts at December 31, 2005 are not readily tradable.

Note 4. Other Investments – continued

At December 31, 2005 and 2004, these holdings consisted of the following:

	2005	2004
300 warrants to purchase common stock of The NASDAQ Stock Market, Inc., purchased in April 2000, at cost	$ 3,300	$ 3,300
4,200 additional warrants, purchased in December 2000, at cost	58,800	58,800
5,000 shares of common stock of The NASDAQ Stock Market, Inc. purchased in December 2000, sold June 2005	-0-	65,000
4,500 shares of common stock of The NASDAQ Stock Market, Inc. purchased in June 2005, at cost of $67,500, including cost of exercised warrants of $15,525	83,025	-0-
	145,125	127,100
Cumulative expiration of warrants	(46,575)	(31,050)
Unrealized loss on securities	-0-	(39,679)
Fair Market Value of Other Investments	$ 98,550	$ 56,371

During 2005, the Company sold the 5,000 shares purchased in December 2000, as shown above, for $201,057. The sale of these shares, which had a cost basis of $65,000, resulted in a gain totaling $136,057, and is included the statement of operations for the year ended December 31, 2005.

Note 5. Liabilities Subordinated To Claims of General Creditors

The borrowings under subordination agreements are as follows:

Subordination Loan Agreement between Raymond L. Grenier and the Company, dated December 26, 1995, payable with interest, at an interest rate of 17.2% per annum, on December 31, 2007.	$ 170,000

Note 5. Liabilities Subordinated To Claims of General Creditors - continued

The above subordinated borrowing is covered by an agreement approved by The National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. The Company, at December 31, 2005 and at December 31, 2004, had net capital of $383,914 and $287,684, respectively, which was $330,840 and $236,419, respectively, in excess of its required net capital. At these levels of net capital, the Company's broker dealer activities are limited to introducing customer transactions to buy or sell securities cleared through other broker dealers.

Note 7. Related Party Transactions

The Company incurred approximately $94,000 and $84,000 in commission expenses during 2005 and 2004, respectively, to Raymond L. Grenier (a related party).

In addition, the Company shares facilities, equipment, and operational resources with Andover Capital Corporation, a related entity wholly owned by Raymond L. Grenier. Supervisory and overhead costs incurred under this arrangement totaled approximately $1,488,000 and $1,221,000 for the years ended December 31, 2005 and 2004, respectively.

The Company leases office space at 579 Main Street, Bolton, MA, as a tenant-at-will from 579 Main Street Realty Trust, a trust in which a related party has a beneficial interest. The property is, under an operating lease, the main headquarters of the Company. Monthly rentals of the 579 Main

Note 7. Related Party Transactions - continued

Street property are $8,500. Rent expense, for each of the years ended December 31, 2005 and 2004, was $102,000.

Note 8. Contingent Liabilities

The Company is contingently liable to indemnify Pershing, LLC for any failure by customers to maintain an adequate margin, to deliver securities sold, to pay for securities purchased, or for any other breach of obligation by customers. Margin balances in customers' accounts averaged approximately $15,619,000 at December 31, 2005.

Note 9. Income Taxes

The components of income tax expense, for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Federal	$ 15,434	$ 17,500
State	(2,544)	9,456
Total income taxes	$ 12,890	$ 26,956

Note 10. Economic Dependency

As part of an agreement with Pershing, LLC, the Company introduces all of its accounts through Pershing, LLC. Thus, the Company currently clears all its customers' general securities transactions through Pershing, LLC.

Note 11. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2005) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 12. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k)(2)(ii), as an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, which carries all the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to rule 17a-3 and 17a-4, as are customarily made by a clearing broker or dealer.

Note 13. Business Concentrations

The Company has approximately 100 registered representative affiliations. Six of those registered representatives were responsible for approximately 41% and 50% of the Company's commission volume during the years ended December 31, 2005 and 2004, respectively.

Note 14. Contingencies

During 2005 and 2004, the Company was involved in various claims and lawsuits against the Company, arising in the normal course of business. Management believes that any financial responsibilities that may be incurred in the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

DELTA EQUITY SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

COMPUTATION OF NET CAPITAL

Stockholder's Equity		$ 365,677
Less: Non-allowable assets:		
Unsecured accounts receivable	$ 22,557	
Other investments	98,550	
Fixed assets, net	17,386	
Deferred charges	7,103	
		(145,596)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		170,000
Tentative net capital		390,081
Less: Haircuts on Securities		(6,167)
Net Capital		$ 383,914

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 114,603
Commissions payable	677,946
Commissions - related party	3,562
Total Aggregate Indebtedness	$ 796,111

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum capital requirement	$ 53,074
Excess Net Capital	$ 330,840
Ratio: Aggregate indebtedness to net capital	2.07

DELTA EQUITY SERVICES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 383,914
Net audit adjustments	0
Net Capital per above	$ 383,914

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA
Paul G. Der Ananian, CPA

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders and Board of Directors
DELTA EQUITY SERVICES CORPORATION
Bolton, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of DELTA EQUITY SERVICES CORPORATION for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
January 27, 2006